&#160&#160 Faith L. Charles| 212 692 6770 | flcharles@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 31, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop - Room 6010
Attention: Jeffrey Riedler, Assistant Director

Re:	Response Genetics, Inc. Registration Statement on Form SB-2 Commission File No. 333-139534

Dear Mr. Riedler:

On behalf of Response Genetics, Inc., a Delaware corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission” or the “Staff”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), initially filed with the Commission on December 21, 2006 and amended on March 15, 2007 and May 3, 2007. Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated May 14, 2007. As requested, the responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to you, Sonia Barros, Todd Sherman and Lisa Vanjoske of the Commission.
Our Solution, page 3

1.
Comment: We note your response to our prior comment 2 and reissue that comment. Please revise your prospectus to provide more specific reliability rates as you have provided in your response to us. Please also revise your prospectus to discuss the extent to which these reliability rates currently either meet or do not meet the standard that users will likely require for your product.

Response: The Commission’s comment is noted and the Company has revised the disclosure on pages 3 and 42 to provide an example of how reliability rates were determined and to note that these reliability rates currently meet the standard that the Company’s clients require for their purposes.

Our Strategy, page 4

2.
Comment: We note your response to our prior comment 3 and reissue that comment in part. Please remove the reference in this section and on page 52 to the size of both the contract drug development market and the CRO market. The size of the market in which your product and proposed products will compete is substantially smaller than the total market for contract drug development and CROs.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 31, 2007

Response: The Commission’s comment is noted and the Company has deleted the certain portions of the disclosure on pages 4 and 52 to respond to the Commission’s comment.

Business, page 42

Strategic Collaborations, page 55

3.	Comment: We note your response to our prior comment 6 and reissue that comment in part.

•	For your agreement with Taiho, please disclose any material fees paid or payable. Based upon our review of your confidential treatment request, it appears the advance fees paid may be material.

•
For your agreement with GSK and GSK Bio, please disclose the minimum annual payments and upfront payment, to the extent material. Based upon our review of your confidential treatment request, it appears the minimum annual fees may be material.

Response: Pursuant to our discussions with Ms. Sonia Barros on May 16, 2007, it was agreed that no further changes to the disclosure are necessary with respect to this comment 3.

*      *      *      *      *

When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

We hope that the above responses and the related revisions to the Amendment will be acceptable to the Commission. Please call the undersigned at (212) 692-6770 with any comments or questions regarding the Amendment.

Very truly yours, /s/ Faith L. Charles Faith L. Charles